SHAREHOLDERS’ AGREEMENT

BY AND AMONG

MAGELLAN ALPHA INVESTMENTS, CORP.,

MICHAEL RABINOWITZ,

CLIFFORD A. TELLER,

LAWRENCE C. GLASSBERG.

CHRISTOPHER J. FIORE,

EDWARD ROSE,

JAMES SIEGEL

AND

TIMOTHY G. MURPHY

DATED AS OF NOVEMBER 9, 2009

SHAREHOLDERS' AGREEMENT

THIS SHAREHOLDERS’ AGREEMENT (this “Agreement”), dated as of November 9, 2009, by and among Magellan Alpha Investments, Corp., a Marshall Island corporation, Michael Rabinowitz, Clifford A. Teller, Lawrence C. Glassberg, Christopher J. Fiore, Edward Rose, James Siegel and Timothy G. Murphy (each a “Party” and collectively, the “Parties”).

W I T N E S S E T H:

WHEREAS, the Parties listed on Exhibit A are shareholders of the Company (as hereinafter defined) as of the date hereof and own beneficially and of record such number of Shares (as hereinafter defined) as set forth on Exhibit A;

WHEREAS, the Parties desire to set forth their respective rights and obligations with respect to the ownership of their Shares and the management and operations of the Company; and

WHEREAS, the Shareholders and the Company have determined that the execution, delivery and performance of this Agreement are in their respective best interests.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth herein, and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the Parties hereto hereby agree as follows:

1.     Definitions. For purposes of this Agreement, the following terms shall have the meanings ascribed to them in this Section 1, except as otherwise expressly indicated or limited by the context in which they appear in this Agreement. All terms defined in this Section 1 or in the preamble to this Agreement in the singular shall have the same meanings when used in the plural and vice versa.

“Affiliate” shall mean with respect to a specified Person, any other Person or member of a group of Persons acting together that, directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the specified Person.

“Agreement” shall mean this Agreement as the same may hereinafter be amended or modified.

“Board” or “Board of Directors” shall mean the Board of Directors of the Company.

“Company” shall mean BTHC X, Inc., a Delaware corporation.

“Information” shall have the meaning ascribed thereto in Section 6.

“Magellan” shall mean Magellan Alpha Investments, Corp., a Marshall Island corporation.

“Major Transactions” shall have the meaning ascribed thereto in Section 2.3.

“Minority Shareholders” shall mean Michael Rabinowitz, Clifford A. Teller, Lawrence C. Glassberg, Christopher J. Fiore, Edward Rose, James Siegel and Timothy G. Murphy.

“Non-Selling Shareholders” shall have the meaning ascribed thereto in Section 3.3.1(c).

“Offer” shall have the meaning ascribed thereto in Section 3.3.1(a).

“Offeror” shall have the meaning ascribed thereto in Section 3.3.1(a).

“Period” shall have the meaning ascribed thereto in Section 3.3.1(d).

“Person” shall mean any individual, corporation, limited liability company, limited liability partnership, general partnership, limited partnership, company, joint venture, voluntary association, unincorporated organization, trust, estate, other entity or government (or any agency, instrumentality or political subdivision thereof).

“Shares” shall mean the shares of Common Stock of the Company currently issued and outstanding and owned by the Shareholders on the date hereof as set forth on Exhibit A, as well as: (i) any additional shares of capital stock of the Company which may hereafter be owned by the Shareholders, (ii) any shares of capital stock into which the Shares then owned by the Shareholders may be converted, reclassified, redesignated, subdivided, combined, consolidated or otherwise changed, (iii) any shares of capital stock of the Company or any successor or other corporate entity which may be received by the Shareholders upon a merger, consolidation, share exchange, amalgamation, acquisition, split-up, spin-off or other reorganization or business combination or division of or including the Company, (iv) any options or warrants of the Company; and (v) any securities which may now or hereafter be convertible or exercisable into or exchangeable for Shares and owned by the Shareholders.

“Shareholders” shall mean the entities and individuals listed on Exhibit A and any other Persons who shall be required to be parties to this Agreement pursuant to the terms hereof.

“Tag-Along Offer” shall have the meaning ascribed thereto in Section 3.3.2(b).

               “Tag-Along Period” shall have the meaning ascribed thereto in Section 3.3.2(b).

“Transfer” or any derivation thereof, shall mean to give, sell, assign, pledge, encumber or otherwise dispose of, transfer or permit to be transferred.

“Transferee” shall mean any Person to whom Shares are Transferred for any reason or by any means.

2.     Ownership of Shares; Governance.

2.1.     Share Ownership. Each Shareholder represents and warrants that the number of Shares, including the options and warrants to purchase capital stock of the Company, set forth opposite his, her or its name on Exhibit A constitutes all the Shares owned by such Shareholder and that such Shares are owned beneficially and of record, free and clear of all liens, charges and encumbrances of any kind or nature, except for restrictions set forth in this Agreement.

2.2.     Governance and Certain Other Matters.

(a)      Each Shareholder shall vote all of the Shares owned or held of record by such Shareholder, or over which such Shareholder has voting power pursuant to a proxy or other arrangement, as follows:

(i)      To cause the Board of Directors of the Company to consist of three (3) members;

(ii)      To cause two (2) designees of Magellan to be elected directors of the Company;

(iii)      To cause one (1) designee selected by the majority vote of the Minority Shareholders to be elected director of the Company; and

(iv)     To cause George Syllantavos to be the sole officer of the Company and to be elected as President, Secretary and Treasurer of the Company.

(b)     In the event of a vacancy on the Board of Directors, all Shareholders shall vote all their Shares to elect a substitute director designated by Magellan or by the majority vote of the Minority Shareholders, as applicable, who designated the director whose death, resignation, or removal caused such vacancy.

2.3.     Major Transactions. The following transactions shall constitute “Major Transactions” which shall require the unanimous approval of all of the Shareholders:

(a)     any merger, consolidation, conversion or reorganization of the Company or any direct or indirect subsidiary of the Company;

(b)     any sale, lease or other disposition of all or substantially all of the assets of the Company or of any direct or indirect subsidiary of the Company; and

(c)     any debt or equity financing, in one or a series of transactions, involving the Company or any direct or indirect subsidiary of the Company in excess of Two Hundred Fifty Thousand U.S. Dollars (U.S. $250,000.00).

2.4     Conflicts with By-Laws. In the event that any of the provisions of this Agreement conflict with the provisions of the By-Laws of the Company, the provisions of this Agreement shall be controlling and the Shareholders shall take all actions reasonably necessary to amend the By-Laws to conform to this Agreement.

3.     Restrictions on Transfer of Shares.

3.1     Restrictions on Transfer.

(a)      A Shareholder shall not, directly or indirectly, Transfer any Shares respectively held by him or it and any such purported Transfer shall be of no force or effect and shall not be recognized by the Company.

(b)      The Transfer restrictions contained in Section 3.1(a) shall not apply to: (i) any Transfer by a Shareholder who is a natural Person without consideration to such Shareholder’s parents, children (including adopted children), siblings or spouse or to trusts for the benefit of such Persons or such Shareholder, or (ii) any transfer pursuant to Section 3.3; provided, however, that: (A) the transferring Shareholder shall provide notice to the Company of such proposed Transfer, (B) the Transfer shall be conducted in accordance with applicable law and the applicable provisions of this Agreement, and (C) the Transferee shall comply with Section 3.2.

(c) Simultaneously with the execution and delivery of this Agreement, the following legend has been endorsed upon each certificate representing Shares:

THE TRANSFERABILITY OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS RESTRICTED BY THE PROVISIONS OF THAT CERTAIN SHAREHOLDERS’ AGREEMENT, DATED AS OF NOVEMBER 9, 2009, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY, AND ANY TRANSFER OF SUCH SHARES IN VIOLATION OF SUCH RESTRICTIONS IS VOID.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (i) AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER SAID ACT OR (ii) DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL, SATISFACTORY IN FORM AND SUBSTANCE TO THE COMPANY, THAT SUCH REGISTRATION IS NOT REQUIRED FOR RESALE OF THESE SECURITIES.

3.2     Agreements with Transferees. Notwithstanding anything else contained in this Agreement, every Transfer of Shares, in addition to the requirements of the Company’s Certificate of Incorporation, shall be subject to the condition that the proposed Transferee shall agree to be bound by the terms hereof in the same manner as the Transferring Shareholder.

3.3     Voluntary Transfers.

3.3.1     Rights of First Refusal.

(a)      Except for Transfers pursuant to Section 3.1(b)(i), in the event that a Shareholder desires to Transfer any or all of his or its Shares (the “Offeror”), the Offeror shall first obtain a bona fide written offer from a prospective non-Affiliated purchaser for such Shares which the Offeror intends to accept (the “Offer”).

(b)      The Offer shall set forth the proposed aggregate purchase price for such Shares (which shall be payable in cash), the name and address of the prospective non-Affiliated purchaser, the date of proposed Transfer (which date shall be no less than thirty (30) and no more than forty-five (45) days from the date of the Offer) and all material terms and conditions upon which the proposed Transfer is to be made.

(c)      The Offeror shall deliver the Offer to the Company and the other Shareholders (the “Non-Selling Shareholders”).

(d)      The Non-Selling Shareholders shall have ten (10) days (the “Period”) after receipt of the Offer in which to notify the Offeror that the Non-Selling Shareholders accept the Offer upon the same terms and conditions set forth in the Offer and that the Non-Selling Shareholders shall purchase all, but not less than all, of those Shares offered by the Offeror in the Offer. In the event more than one Non-Selling Shareholders shall exercise their rights of first refusal hereunder, then all such Non-Selling Shareholders electing to exercise their rights of first refusal shall purchase all of those Shares offered by the Offeror in the Offer on a pro-rata basis based on the percentage of Shares owned by such electing Non-Selling Shareholders.

(e)      If the Non-Selling Shareholders do not exercise their rights of first refusal as set forth herein, the Offeror shall proceed to comply with Section 3.3.2.

(f)      If the Non-Selling Shareholders do not exercise their rights of first refusal as set forth herein and after complying with Section 3.3.2, the Offeror (and such of the Non-Selling Shareholders who shall have exercised their tag-along rights pursuant to Section 3.3.2, if any) shall be permitted to Transfer the Shares to the non-Affiliated prospective purchaser on the terms set forth in the Offer provided that such sale is consummated within sixty (60) days from the expiration of the Tag-Along Period, but not earlier than the date of closing, if any, set forth in the Offer. If the Offeror fails to close such transaction within the aforesaid time period, then the Offeror must again comply with the terms of this Section 3.3.1 prior to any Transfer of Shares.

(g)      If the Non-Selling Shareholders exercise their rights of first refusal as set forth herein, the parties to the Transfer shall set the time for closing in connection with the purchase of such Shares by the Non-Selling Shareholders, which closing shall be at the principal office of the Company and held within sixty (60) days after the Offer is first received by the Non-Selling Shareholders, but not earlier than the date of closing, if any, set forth in the Offer.

3.3.2     Tag-Along Rights.

(a)      If an Offeror desires to Transfer any portion of his or its Shares (other than a Transfer pursuant to Section 3.1(b)(i)) to a prospective purchaser pursuant to Section 3.3.1 and the Non-Selling Shareholders shall not have exercised their rights of first refusal pursuant to Section 3.3.1, then the Non-Selling Shareholders shall have the right to participate in the Transfer and include a pro-rata portion of their respective Shares in the proposed Transfer as set forth herein.

(b)      Prior to the consummation of any Transfer by an Offeror of his or its Shares under Section 3.3.1 in the event that the Non-Selling Shareholders shall not have exercised their rights of first refusal pursuant to Section 3.3.1, each Non-Selling Shareholder shall have the right, on a pro-rata basis, to include in such Transfer such number of Shares owned by such Non-Selling Shareholder as shall equal the product of the number of Shares proposed to be Transferred by the Offeror multiplied by the percentage of the Company’s Shares owned by such Non-Selling Shareholder as of the date of the Tag-Along Offer. Upon the failure of the Non-Selling Shareholders to exercise their right of first refusal pursuant to Section 3.3.1, the Offeror shall forthwith provide notice of the offer to all Non-Selling Shareholders (the “Tag-Along Offer”). The Tag-Along Offer shall set forth the proposed purchase price for each of the Non-Selling Shareholder’s Shares, the name and address of the prospective purchaser, the date of proposed Transfer, and all material terms and conditions upon which the proposed Transfer is to be made. Each Non-Selling Shareholder shall have five (5) days from the date of the Tag-Along Offer (the “Tag-Along Period”) in which to provide notice to the Offeror that he or it accepts the Tag-Along Purchase Offer. In the event that a Non-Selling Shareholder does not accept the Tag-Along Purchase Offer in writing, the Offeror shall, for a period of sixty (60) days from the expiration of the Tag Along Period, be entitled to dispose of the number of Shares that such Non-Selling Shareholder would have been otherwise entitled to sell had such Non-Selling Shareholder accepted the Tag-Along Offer and provided that Section 3.2 is fully complied with.

 4.      Closing of Sales of Shares.

4.1     Closing. Any Transfer of Shares pursuant to the provisions of this Agreement shall be completed at the principal executive offices of the Company and, except as otherwise set forth in this Agreement, on the date and at the time agreed upon by the parties to the Transfer.

4.2     Deliveries on Closing. At the Closing:

(a)      The transferor of the Shares shall deliver to the Transferee certificates or other documents of title evidencing ownership of the Shares being transferred, free and clear of any liens, charges and encumbrances (other than restrictions imposed upon the Shares pursuant to the terms of this Agreement or under applicable laws or regulations), with appropriate transfer stamps, duly endorsed in blank for Transfer, or accompanied by irrevocable powers of attorney duly executed in blank, in either case by the holder of record thereof. The transferor shall execute and deliver to the Company and the Transferee all such instruments as may reasonably be required to give effect to the Transfer.

(b)      The Transferee shall pay to the transferor the purchase price in cash, by wire transfer or by certified or official bank check payable to the order of the transferor or, if permitted by this Agreement, by any other means agreed to by the transferor.

5.     Recapitalizations, Exchanges, Etc. Affecting the Shares. Except as otherwise provided herein, the provisions of this Agreement shall apply to the full extent set forth herein with respect to (a) the Shares and (b) any and all shares of capital stock of the Company or any successor of the Company (whether by merger, consolidation, sale of assets or otherwise) that may be issued in respect of, in exchange for or in substitution for the Shares, by reason of any stock dividend, split, reverse split, combination, recapitalization, reclassification, consolidation, merger or otherwise.

6.     Confidentiality. Each Shareholder acknowledges that, as a shareholder, he or it has or will be exposed to information about the Company, its Affiliates, its subsidiaries, its portfolio companies and their affairs, and which information is designated in any reasonable manner as confidential and proprietary information, or which information a reasonable Person would deem to be confidential and proprietary information (“Information”) and that if the Information were to fall into the hands of third parties, the Company’s business could be seriously jeopardized. Except insofar as may be reasonably necessary pursuant to a bona fide offer to Transfer Shares pursuant to the terms hereof to a qualified purchaser, each of the Shareholders hereby agrees: (i) to hold in strict confidence and not to disclose to any third party any such Information; and (ii) to use such Information for the sole benefit of Company. The following information shall not be subject to this Section 6: (i) information which, at the time of disclosure or thereafter, is generally available to and known by the public (other than as a result of a disclosure, directly or indirectly, by the Shareholder), (ii) information which was available to the Shareholder on a non-confidential basis from a source other than the Company or its advisors, provided that such source is not bound by a confidentiality agreement with or obligation to the Company, or (iii) information which has been independently acquired or developed by the Shareholder without reference or use of the Information and without violating any of his, her or its obligations under this Agreement. The Shareholders agree that all qualified purchasers shall be required to enter into a non-disclosure agreement, containing confidentiality obligations similar to the obligations set forth in this Agreement, prior to receiving any Information. Each Shareholder covenants and agrees that he or it will keep secret all such Information and will not intentionally disclose such Information to anyone outside of the Company, except with the Company’s prior written consent; provided, that the Shareholders may, after giving prior notice to the Company to the extent practicable under the circumstances, disclose such matters to the extent required by applicable laws or governmental regulations or judicial or regulatory process. The Shareholders agree that the confidentiality obligations contained in this Section 6 shall, unless waived by the Company, survive the Transfer by a Shareholder of his or its Shares and shall survive in perpetuity.

7.     Events of Termination.

7.1     Events of Termination. This Agreement shall terminate upon occurrence of any of the following events:

(a)     Thirty (30) days after the commencement of any involuntary proceeding under any law for the relief of debtors seeking readjustment of indebtedness either through reorganization, compensation, extension or otherwise that involves the Company as debtor, which proceeding was not filed by any Shareholder, and shall not have been vacated within such thirty (30) day period;

(b)     Upon the unanimous consent in writing of all the Shareholders;

(c)     Upon the voluntary or involuntary dissolution or liquidation of the Company;

(d)     Upon the sale of the Company or substantially all of the assets of the Company;

(e)     When only one Shareholder remains as a Party to this Agreement and there exists no debt, obligation or duty arising under this Agreement of the Company to the remaining Shareholder or any former Shareholder;

(f )     One (1) year following the consummation of a reverse merger involving the Company and an operating company; or

(g)     One (1) year following the closing of a financing (whether debt or equity) in respect of the Company with gross proceeds in excess of Five Million Dollars ($5,000,000.00).

7.2     Termination of Rights and Obligations. As to any Person who or that is a Party to or otherwise is subject to this Agreement, in the event that such Person ceases to own any of the Shares (or any interest therein), such Person shall cease to be a Party to this Agreement and thereafter shall have neither rights nor obligations hereunder, except as set forth in Section 8 hereof.

8.     Miscellaneous.

8.1.     Amendment and Modification. This Agreement may be amended, modified, or supplemented only by written agreement executed by the Company and by all of the Shareholders.

8.2.     Waiver. The waiver by any Party hereto of a breach of any provisions contained herein shall be in writing, signed by the waiving Party, and shall in no way be construed as a waiver of any succeeding breach of such provision or the waiver of the provision itself.

8.3.     Assignment. The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective estates, executors, administrators, heirs, legal representative, successors and assigns; provided, that neither the Company nor any Shareholder shall assign any of its or his rights or obligations pursuant to this Agreement without the prior written agreement of the Company and all of the other Shareholders or as otherwise expressly provided in this Agreement. In the case of third parties and involuntary Transferees, such third parties or involuntary Transferees, as the case may be, shall be deemed the Shareholder hereunder; provided, that no third party, or involuntary Transferee, as the case may be, shall derive any rights under this Agreement unless and until such third party or involuntary Transferee, as the case may be, has delivered to the Company a valid undertaking to become, and becomes, bound by the terms of this Agreement to which the Transferring Shareholder is subject.

8.4.     No Third-Party Beneficiary. Except as otherwise provided expressly herein, this Agreement is not intended to confer upon, and shall not confer upon, any Person, except for the Parties hereto, any rights or remedies hereunder.

8.5.      Further Assurances. Each Party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments, and documents as any other Party hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

8.6.      Governing Law. This Agreement and the rights and obligations of the Parties hereunder and the Persons otherwise subject hereto shall be governed by, and construed and interpreted in accordance with, the law of the State of New York, without giving effect to its conflicts of laws principles.

8.7.      Invalidity of Provision. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

8.8.      Notices. All notices, consents and other communications hereunder shall be in writing and, unless otherwise provided herein, shall be deemed duly given if delivered personally or mailed by registered or certified mail (return receipt requested) or by Federal Express or other similar courier service to addresses listed on Exhibit A, with copies, in the case of the Minority Shareholders, to Ellenoff Grossman & Schole LLP, 150 East 42nd Street, 11th Floor, New York, New York 10017, Attention: Barry I. Grossman, Esq.

8.9.      Headings; Execution in Counterparts. The headings and captions contained herein are for convenience and shall not control or affect the construction of any provision hereof. This Agreement may be executed by the Parties hereto by facsimile signatures and may be executed in any number of counterparts, each of which shall be deemed to be an original and which together shall constitute one and the same instrument. This Agreement has been reviewed and negotiated by all of the Parties and shall not be construed for or against a Party based on authorship.

8.10.      Entire Agreement. This Agreement, and all schedules and exhibits hereto, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings relating to the Shares, other than those expressly set forth or referred to herein or therein. This Agreement supersedes all prior agreements and understandings among the Parties with respect to such subject matter.

8.11      Jurisdiction and Venue. Each of the Parties hereto hereby irrevocably and unconditionally submits to the jurisdiction of any state court or federal court sitting in New York, New York, in any action or proceeding arising out of or relating to this Agreement or for recognition or enforcement of any judgment, and each of the Parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such courts. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

8.12.      Injunctive Relief. The Shares cannot readily be purchased or sold in the open market, and for that reason, among others, the Company and the Shareholders will be irreparably damaged in the event this Agreement is not specifically enforced. Each of the Parties therefore agrees that in the event of a breach of any provision of this Agreement, the aggrieved Party may elect to institute and prosecute proceedings in any court of competent jurisdiction to enforce specific performance or to enjoin the continuing breach of this Agreement. Such remedies shall, however, be cumulative and not exclusive, and shall be in addition to any other remedy which the Company or the Shareholders may have. Nothing contained in this Section 8.12 shall be construed as prohibiting the Company from pursuing any other remedies available to the Company for such breach or threatened breach, including without limitation the recovery of damages and attorneys’ fees incurred in connection with obtaining injunctive relief or damages from a Shareholder.

               8.13     Survival. Section 6 shall survive the termination of this Agreement.

IN WITNESS WHEREOF, this Agreement has been duly executed by or on behalf of each of the Parties hereto as of the date first above written.

MAGELLAN ALPHA INVESTMENTS, CORP.

/s/ Michael Rabinowitz	By:	/s/ George Syllantavos
MICHAEL RABINOWITZ		Name: George Syllantavos
Title: President

/s/ Clifford A. Teller		/s/ Lawrence C. Glassberg
CLIFFORD A. TELLER		LAWRENCE C. GLASSBERG

/s/ Christopher J. Fiore		/s/ Edward Rose
CHRISTOPHER J. FIORE		EDWARD ROSE

/s/ James Siegel		/s/ Timothy G. Murphy
JAMES SIEGEL		TIMOTHY G. MURPHY

Exhibit A

Name and Address of Shareholder	Shares of Common Stock Owned	Number of Options Owned	Number of Warrants Owned
Magellan Alpha Investments, Corp.	3,682,079	0	0
Michael Rabinowitz	354,046	0	0
Clifford A. Teller	354,046	0	0
Lawrence C. Glassberg	354,046	0	0
Christopher J. Fiore	354,046	0	0
Edward Rose	354,046	0	0
James Siegel	106,213	0	0
Timothy G. Murphy	106,213	0	0